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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                      Nitinol Medical Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   65476T104
                        ------------------------------
                                 (CUSIP Number)

                               December 31, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages
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                                                               Page 2 of 5 pages


  CUSIP NO.  65476T104
           -------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      C. Leonard Gordon, SS#:_______________

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
                          279,925 shares which Mr. Gordon has the right to
     NUMBER OF            acquire within 60 days after December 31, 1998.

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          509,619 shares (includes 15,000 shares held in the
     OWNED BY             name of Mr. Gordon's wife for which Mr. Gordon holds
                          a power of attorney)
       EACH        -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
    REPORTING        7
                          279,925 shares which Mr. Gordon has the right to
      PERSON              acquire within 60 days after December 31, 1998.

       WITH:       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          509,619 shares (includes 15,000 shares held in the name of Mr. Gordon's wife for which Mr. Gordon holds a power of attorney)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      789,544 shares (includes 279,925 shares which Mr. Gordon has the right to acquire within 60 days after December 31, 1998)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
      Not Applicable.

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11
      7.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

------------------------------------------------------------------------------
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                                                               Page 3 of 5 pages

CUSIP NO.  65476T104
--------------------



Item 1(a)   Name of Issuer:
---------   --------------
            Nitinol Medical Technologies, Inc.

Item 1(b)   Address of Issuer's Principal Executive Office:
---------   ----------------------------------------------
            27 Wormwood Street
            Boston, MA 02210


Item 2(a)   Name of Person Filing:
---------   ---------------------
            C. Leonard Gordon

Item 2(b)   Address of Principal Business Office or, if none, Residence:
---------   -----------------------------------------------------------
            Immunotherapy, Inc.
            360 Lexington Avenue
            New York, New York 10017

Item 2(c)   Citizenship:
---------   -----------
            United States of America

Item 2(d)   Title of Class of Securities:
---------   ----------------------------
            Common Stock, $.001 par value per share.

Item 2(e)   CUSIP Number:
---------   ------------
            65476T104

Item 3      Description of Person Filing:
------      ----------------------------
            Not Applicable.


Item 4      Ownership:
------      ---------


            (a)  Amount beneficially owned:
                 -------------------------
                 789,544 shares (includes 279,925 shares which Mr. Gordon has the right to acquire within 60 days after December 31, 1998)

            (b)  Percent of class:
                 ----------------
                 7.2%

            (c)  Number of shares as to which the person has:
                 -------------------------------------------
                 (i)   sole power to vote or to direct the vote:

                       279,925 shares which Mr. Gordon has the right to acquire within 60 days after December 31, 1998

                 (ii)  shared power to vote or to direct the vote:

                       509,619 shares (includes 15,000 shares held in the name of Mr. Gordon's wife for which Mr. Gordon holds a power of attorney)

                 (iii) sole power to dispose or to direct the disposition of:

                       279,925 shares which Mr. Gordon has the right to acquire within 60 days after December 31, 1998

                 (iv)  shared power to dispose or to direct the disposition of:

                       509,619 shares (includes 15,000 shares held in the name of Mr. Gordon's wife for which Mr. Gordon holds a power of attorney)

Item 5      Ownership of Five Percent or Less of a Class.
------      --------------------------------------------

            Not applicable.
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                                                               Page 4 of 5 pages

CUSIP NO.  65476T104
--------------------

Item 6   Ownership of More than Five Percent on Behalf of Another Person:
------   ----------------------------------------------------------------
         Not applicable.

Item 7   Identification and Classification of the Subsidiary Which Acquired the
------   ----------------------------------------------------------------------
         Security Being Reported on by the Parent Holding Company:
         --------------------------------------------------------

         Not applicable.

Item 8   Identification and Classification of Members of the Group:
------   ---------------------------------------------------------
         Not applicable.

Item 9   Notice of Dissolution of Group:
------   ------------------------------
         Not applicable.

Item 10  Certification:
-------  -------------
         Not applicable.
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                                                               Page 5 of 5 pages

CUSIP NO.  65476T104
--------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 10, 1999                              /s/ C. Leonard Gordon
                                               --------------------------------
                                                        C. Leonard Gordon